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                           November 10, 2021

       Donald R. Neels
       Chief Executive Officer
       Fidelity Federal Bancorp
       18 NW 4th Street
       Evansville, IN 47708

                                                        Re: Fidelity Federal
Bancorp
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed November 5,
2021
                                                            File No. 024-11585

       Dear Mr. Neels:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              John Tanselle, Esq.